

October 21, 2010

Mr. Olivier de Vergnies
Acting Principal Executive Officer
Prime Sun Power, Inc.
100 Wall Street, 21st floor
New York, NY 10005

> **Re: Prime Sun Power, Inc.**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on September 30, 2010**
> **Form 8-K**
> **Filed on October 13, 2010**
> **File No. 333-103647**

Dear Mr. Vergnies:

We have reviewed your response letter dated September 30, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 26, 2010.

Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2009

General

1. In future filings, so long as your voluntary filer status continues, please provide a legend on the first page of the report that prominently and clearly states that you are a voluntary filer that is not subject to the reporting requirements under Section 13 or 15(d) of the Exchange Act.

Item 1. Business

Project Acquisition by GPR Global Power Resources Ltd.

2. We note your disclosure that you have identified commercially viable locations for the operations of the solar power plants but have not discussed the locations of the

plants. In your response letter, tell us the locations of your projects. If such locations have not yet been selected, explain the process by which you will select them, the costs associated with the right to develop on the land, and the time that it will take to select locations and begin development. Explain also in the response letter the status of the financing for the construction and when you expect to receive financing for each project site. To the extent material, please include the information you provide in the response letter in future filings.

Exhibits

3.   We note your response to prior comment 4 that you have not finalized the Annexes to the Acquisition Agreement dated March 2, 2010 by and between the company and GPR Global Power Resources. In your response letter and in subsequent submissions, please more fully identify the nature of the terms of the agreement that have not yet been finalized and tell us whether binding and enforceable obligations exist under the agreement between the parties, before the terms of the Annexes are agreed upon. To the extent the agreement reflects the expression of unenforceable intentions of the parties rather than legally binding obligations, explain the consideration you have given to inclusion of a risk factor that would alert investors to the risks and uncertainties associated with the lack of an agreement that has definitive terms that are legally binding.

4.   Please explain why you have not filed Annexe D to the Frame Agreement (Exhibit 10.20) which lists the PV-Plants to be grid connected in 2009 and 2010.

Form 8-K filed October 13, 2010

5.   Please tell us the material economic terms of the Master Acquisition Agreement with DFD Select Group Ltd., including the costs of the project to develop the power plants and whether the costs will be shared between the parties. Tell us what consideration was given to providing information of that nature in the submission on Form 8-K. In your response letter, tell us whether any consideration was exchanged by either party for entering into the agreement.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Mark Shuman, Legal Branch Chief, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief